UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	BAC Spin-Off Frequently Asked Questions

Item 1

BAC SPIN-OFF

Frequently Asked Questions

1.	Spin-Off overview

a.	Description of the proposed Spin-Off (the “Transaction)

As background, Leasing Bogotá S.A. Panamá (“LBP”) is a wholly-owned subsidiary of Banco de Bogotá S.A. (“BdeB”). LBP is the holding company of the BAC Credomatic banking group in Central America and of Multi Financial Group, Inc. (“MFG”), which is the holding company of Multibank, Inc., a recently acquired Panamanian bank. The Transaction is subject to modification as conditions merit, but is currently expected to entail:

i.	The spin-off of MFG from LBP to BdeB, as a result of which each of MFG and LBP will be separate subsidiaries of BdeB.

ii.	The spin-off of 75% of BdeB’s equity interest (and no liabilities) in LBP to BdeB's shareholders, including to its majority shareholder Grupo Aval S.A. (“Grupo Aval”), and

iii.	The spin-off of the LBP shares (and no liabilities) that Grupo Aval receives from BdeB to its own shareholders.

Post-Transaction, the shareholders of BdeB and of Grupo Aval would be direct owners of 75% of LBP and Banco de Bogota would retain a 25% stake, while LBP would continue to wholly own BAC Credomatic. LBP is in the process of being renamed BAC Holding International, Corp. (“BAC”) and will be referred to as BAC in the remainder of this document.

Grupo Aval expects to carry out other relevant actions concurrently with the Transaction, including: i) registration of BAC in the Superintendency of Finance’s National Registry of Securities and Issuers or “RNVE” and listing on the Colombian Stock Exchange or “BVC” and ii) Grupo Aval, backed by its controlling shareholder, expects to execute a capital increase at BdeB to support its capital position post spin-off. The definition of the expected capitalization amount at BdeB is still pending. The Transaction is also subject to other customary regulatory approvals and required consents.

b.	Strategic rationale and drivers behind the Transaction

The main objectives of the Transaction are to simplify BdeB’s and Grupo Aval´s corporate structure, to allow for a more efficient use of capital and to simplify the decision-making processes throughout the regions in which we operate. Also, we believe that the proposed spin-off would allow Grupo Aval, BdeB and BAC to improve their respective strategic positions to capture future growth and to enhance adaptability to their local market dynamics.

These are some of the Transaction’s drivers:

•	Since the BAC acquisition, Grupo Aval has experienced a material increase in exposure to i) non-Colombian assets, ii) non-Colombian sovereign risks, and iii) exchange rate (FX) fluctuations.

•	BdeB and Grupo Aval’s decrease in its ownership in BAC would eliminate current multi-jurisdictional complexities, potentially unlocking value for their respective shareholders.

•	As a result of the Transaction, BdeB’s management team would be mainly focused on the Colombian market, allowing the company to execute its business plan with reduced capital requirements. Both management teams at BdeB and BAC would work independently in their own markets towards their strategic objectives: digital transformation, operational excellence, risk control and the best human talent. This would greatly simplify the execution of the strategies in both markets.

•	Grupo Aval would continue to operate as a financial holding with equity controlling positions in banks, in its pension fund manager, and in the non-financial sector, mainly in oil and gas and infrastructure. It would continue focusing on maximizing returns to its shareholders, leading the strategic planning and sharing best practices among portfolio companies, receiving dividends from its subsidiaries, analyzing opportunities to optimize its portfolio, and identifying avenues for growth across markets.

•	Grupo Aval, BdeB and BAC would have a cleaner story for the market and ease the understanding of the performance and potential of both operations for investors, lenders, regulators, research analysts and others.

•	Grupo Aval would strengthen its strategic focus in Colombia and improve its capacity to compete.

•	Grupo Aval’s and BdeB’s shareholders, as direct shareholders of BAC, would continue to benefit from the high performance and growth potential of BAC throughout Central America.

•	Because BdeB would reduce its equity ownership in BAC to 25% as a result of the Transaction, each of BdeB and Grupo Aval would cease to consolidate BAC in its financial statements, including BAC’s risk assets and BAC’s goodwill. This would in turn eliminate the impact of FX volatility and several important current capital restrictions.

•	BdeB would strengthen its capital level supporting its transition to Basel III

•	The Transaction would grant stakeholders flexibility to choose in which markets they wish to participate.

•	Investors would have direct access to the only listed regional bank in Central America with a strong presence in the region and significant U.S. dollar exposure.

•	The Transaction would not affect the scope of the services provided to clients and account holders in Colombia or Central America. Clients are at the center of our strategy; therefore, BdeB and BAC would continue to serve them through top-notch customer experiences and product offerings.

•	The ultimate controller (majority shareholder) of Grupo Aval, BdeB and BAC would not change as a result of the Transaction.

c.	Why does the Transaction consider only 75% of BAC (instead of 100%)?

Spinning-off 75% of BAC (instead of 100%) provides all the Transaction benefits for Grupo Aval, BdeB and BAC described above, and still allows BdeB (and Grupo Aval indirectly) to remain as a relevant shareholder of BAC benefiting from its future growth potential and dividends.

d.	Will my interest in BdeB and Grupo Aval be diluted as a result of the Transaction?

No. Our objective is to structure the Transaction to be neutral in terms of ownership and dilution for the shareholders of Grupo Aval and BdeB. Immediately following the Transaction, shareholders of BdeB would hold shares of both BAC and BdeB rather than just shares of BdeB. But these separate shares of BdeB and BAC would represent the same ownership interest as the shares of BdeB represented the day before. The same logic applies to Grupo Aval’s shareholders.

e.	Why is Multi Financial Group not being spun-off as well?

MFG operates in Panamá, a country where BdeB has historically been present. Given that MFG was recently acquired, and it is still a relatively small operation, it will benefit from BdeB and Grupo Aval’s presence to further consolidate its position and grow.

f.	What is the estimated Transaction closing date and approvals required?

The Transaction requires obtaining approvals from regulators (in Colombia, Central America, the Caribbean and the United States), from certain creditors and from shareholders and any others required under contractual arrangements. It is expected that all the required approvals will be obtained before the end of the first quarter of 2022.

g.	What if I want to sell the BAC common shares I will receive in the spin-off?

Given that BAC is going to become a listed entity in the BVC, shareholders of Grupo Aval and BdeB that receive BAC shares will be able to sell them once the shares start trading.

h.	What if I hold ADSs of Grupo Aval?

We intend to establish an ADS program for BAC, if possible. If we do so, holders of Grupo Aval ADSs would receive BAC ADSs in the Transaction. We expect that such ADSs would not be listed on a U.S. stock exchange and that BAC would not file Form 20-F or other reports with the SEC. If we do not establish an ADS program for BAC, we would expect to request that the depositary for Grupo Aval’s ADS program make BAC shares available for local delivery in Colombia for those Grupo Aval ADS holders who wish to hold shares in Colombia and to sell any remaining BAC shares and distribute the proceeds thereof, net of expenses of sale, to the corresponding Grupo Aval ADS holders.

2.	Additional considerations for our Colombian operation

a.	Is there any adjustment in Grupo Aval´s or BdeB´s share-counts?

We currently do not expect adjustments to Grupo Aval´s and BdeB´s share-counts as a direct result of the spin-offs. However, as a result of capital increases to Grupo Aval, and in turn to BdeB, both entities’ share-counts would change.

b.	Why is a capitalization being considered?

A capitalization of Grupo Aval (backed by its controlling shareholder) and in turn, a capital increase at BdeB is being planned to further strengthen BdeB’s capital position and to take advantage of the growth potential in the Colombian market. The capitalization amount is still pending determination and is dependent on our desire to reach optimal capital levels in harmony with Basel III requirements and peer banks’ regulatory capital levels.

c.	When will this capitalization be executed?

The capitalization is expected to be executed once the Transaction receives all the regulatory approvals.

d.	Who will participate in the capitalization?

Subject to applicable regulatory restrictions, all shareholders of the respective type of shares to be issued will have the opportunity to subscribe the capital increases at Grupo Aval and BdeB. Grupo Aval’s controlling shareholder will lead the Grupo Aval capitalization and Grupo Aval will lead the capitalization of BdeB, respectively. Neither capital increase is expected to be registered under the U.S. Securities Act of 1933 and, accordingly, such capital increases will not be offered in the United States except pursuant to an exemption from registration or in a transaction not subject to registration.

e.	What is the impact of the Transaction in Banco de Bogota’s regulatory capital levels?

As background, a significant portion of BdeB´s equity is currently used to support the assets and goodwill that results from consolidating BAC. As a result, the unconsolidated solvency ratio of BdeB currently stands at 27.4%, while its consolidated ratio stands at 12.5%. The difference between these two ratios is mostly explained by the regulatory capital currently used to support BdeB’s investment in BAC.

As a result of the Transaction, BdeB’s regulatory capital ratios will be affected, as follows:

•	BAC´s assets and liabilities will be deconsolidated from BdeB’s (and Grupo Aval’s) financial statements –

o	BdeB´s consolidated Risk Weighted Assets (RWAs) will decrease and therefore regulatory capital indices will increase

o	Goodwill associated with BAC’s acquisition will no longer be subtracted from BdeB´s Common Equity Tier 1 (CET1) and therefore CET1 will increase accordingly

o	BAC’s AT1 Bond will no longer add to BdeB´s Tier 1 and logically BdeB’s Tier 1 will decrease

•	CET1 will decrease as a result of the spin-off to account for the 75% equity stake that will be now owned by Grupo Aval and BdeB’s shareholders

•	The 25% stake in BAC will be recoded as an investment in associates and a portion of BAC’s regulatory capital will be subtracted from BdeB’s CET1

•	Any capitalization of BdeB will increase BdeB’s CET1 and its regulatory capital

f.	What is the expected Transaction effect on Grupo Aval’s and BdeB’s debt levels? Will BdeB’s or Grupo Aval’s bonds be refinanced?

The spin-offs are not expected to include liabilities of BdeB or Grupo Aval. Therefore, the amounts of debt of BdeB and Grupo Aval will remain unchanged immediately after the Transaction is executed. We expect that, immediately following completion of the spin-offs, each of Grupo Aval and BdeB will continue to have sufficient resources to service their indebtedness.

3.	Additional considerations for BAC´s operation

a.	Will the spun-off shares be listed?

The spun-off shares are expected to be listed concurrently with the spin-off, in the BVC, in order to provide negotiability.

b.	When can we expect that BAC’s shares will start trading?

BAC’s shares are expected to begin trading after the company obtains the required approvals, achieves its registration in the BVC and the Transaction is executed. This is expected to happen during the first quarter of 2022, although the timing of execution remains dependent upon regulatory and contractual approvals that are not subject to our control and so could be delayed.

c.	Will BAC be regulated after the Transaction is executed?

BAC will be regulated by the Colombian regulators since it will be listed in Colombia. In consequence, BAC will have to comply with the same governance and reporting standards as BdeB as a securities issuer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel